January 12, 2006


Steven R. Lacy, Esq.
Sr. VP, Administration, General Counsel and Secretary
Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

	Re:	Koppers Holdings Inc.
      Amendment No. 3 to Registration Statement on Form S-1
      Filed January 9, 2006
      File No. 333-128250

Dear Mr. Lacy:

      We have reviewed your amended filing and have the following comments.

General

1. Please file the remaining exhibits, including the underwriting agreement, with your next amendment. You should also provide us with confirmation from NASD that there are no objections to the underwriting compensation.

Gatefolds

2. Please identify more clearly how your products are used in the "end market" products depicted in the gatefold.

Summary Historical Consolidated Financial Data, page 8 and
Selected
Historical Consolidated Financial Data, page 31

3. Please present net income (loss) attributable to common stockholders and cash dividends declared per preferred share for each period presented.

Dilution, page 30

4. Please explain to us how you determined net tangible book value before and after the offering. Please be advised that it appears to us that net tangible book value before the offering should be adjusted for dividends subsequent to September 30, 2005 and net tangible book value after the offering should be adjusted for all of the items identified in note (5) on page 27.

5. Please explain to us how you determined the number of shares purchased by existing shareholders. Based on the number of shares of common stock that will be outstanding after the offering, it appears to us that this number should be revised. In addition, please explain to us how you determined the amount of total consideration paid by existing shareholders, including how you considered dividends.

Consolidated Financial Statements, page F-1

Earnings Per Share

6.	Based on your earnings per share calculations, we assume that the convertible preferred stock does not participate in undistributed earnings (losses). Please confirm and disclose under senior convertible preferred stock on page F-39 or demonstrate how your calculations comply with EITF 3-6. In addition, it appears to us that the current disclosures related to the dividend rate and conversion term of the preferred stock on page F-39 should be revised.

7.	Based upon the information provided, we are unable to
recalculate basic and diluted earnings per share for the year ended
December 31, 2004.  Please advise or revise as appropriate.

Stock-Based Compensation, page F-32

8.	Please revise your table to include pro forma basic and
diluted
earnings per share as required by paragraph 2e of SFAS 148, Accounting for Stock-Basis Compensation - Transition and Disclosure.
In addition, please revise the notes to your interim financial statements to include the disclosures required by paragraph 3j of SFAS 148.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dale Welcome at (202) 551-3865 or in his absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.
Please contact Brigitte Lippmann at (202) 551-3713 or in her absence,
Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Richard Farley, Esq.
	Cahill Gordon & Reindel LLP
	80 Pine Street
	New York, NY 10005
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Steven R. Lacy, Esq.
Koppers Holdings Inc.
January 12, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE